(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:______________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________

PART I — REGISTRANT INFORMATION

Rambus Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4440 El Camino Real

Address of Principal Executive Office (Street and Number)

Los Altos, California 94022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)    ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rambus Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (“Form 10-Q”) as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

The Company is completing its restatement of prior financials to reflect the findings of the Audit Committee of the Board of Directors’ independent investigation into the Company’s historical stock option granting practices.

As described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2007, the Company expects that the pre-tax, non-cash charges related to incorrectly dated stock option grants and other related charges will be approximately $190 million.

The Company’s Board of Directors and management have indicated that they will continue to work with appropriate legal and accounting advisors to develop recommendations and to implement remedial measures to ensure that proper procedures are followed with respect to awards of equity compensation. Additionally, the Company continues to evaluate its internal control over financial reporting as of December 31, 2006. Although the Company has not yet completed all of its analysis on its internal control over financial reporting, it has determined that it is highly likely that the Company had one or more material weakness in internal control over financial reporting as of December 31, 2006. A material weakness is a control deficiency, or a combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Upon the Company’s conclusion that one or more material weaknesses existed as of December 31, 2006, the Company would expect to receive an adverse opinion on internal control over financial reporting from its independent registered public accounting firm. As the restatement of the Company’s historical financial reports has not yet been completed, the Company will be unable to prepare and file its Form 10-Q. The Company intends to file its Form 10-Q as soon as practicable after the completion of the accounting, tax and legal analyses required as a result of the investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Satish Rishi (Name)	(650) (Area Code)	947-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006, September 30, 2006 and March 31, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in its Current Report on Form 8-K filed with the SEC on October 19, 2006, the Audit Committee of the Company’s Board of Directors has concluded that the Company’s previously issued financial statements for the fiscal years 2003, 2004 and 2005, which are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Quarterly Reports on Form 10-Q filed with respect to each of these fiscal years and the financial statements included in the Company’s Quarterly Reports on Form 10-Q for the first quarter of fiscal year 2006, should no longer be relied upon and will be restated. In addition, the restatement will affect financial statements for prior fiscal years and the Company will reflect those adjustments as a part of the opening balances in the financial statements in the earliest year of the restatement period. The Company’s preliminary estimates indicate that the aggregate pre-tax, non-cash stock-based compensation charges in connection with its stock options investigation and other related charges will be approximately $190 million, of which $170 million will be attributed to the period from the Company’s initial public offering in May 1997 to December 31, 2005. As the restatement of the Company’s historical financial reports has not yet been completed, the Company cannot provide a reasonable estimate and comparison of the results of its operations from the corresponding period for the last fiscal year at this time.

Rambus Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2007	By:	/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer